EXHIBIT 12

CAPSTEAD MORTGAGE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(In thousands, except ratios)
(Unaudited)

(a)	Computation of ratio of earnings to combined fixed charges and preferred stock dividends (including CMO debt):

	Year Ended December 31
	2003	2002	2001	2000	1999
Fixed charges	$62,859	$169,148	$362,327	$540,605	$502,933
Preferred stock dividends	20,273	20,362	20,446	24,260	22,556

Combined fixed charges and preferred stock dividends	$83,132	$189,510	$382,773	$564,865	$525,489

Fixed charges	$62,859	$169,148	$362,327	$540,605	$502,933
Net income (loss)	60,659	96,123	106,276	(51,486)	57,909

	$123,518	$265,271	$468,603	$489,119	$560,842

Ratio of earnings to combined fixed charges and preferred stock dividends	1.49:1	1.40:1	1.22:1	0.87:1	1.07:1

(b)	Computation of ratio of earnings to combined fixed charges and preferred stock dividends (excluding CMO debt):

	Year Ended December 31
	2003	2002	2001	2000	1999
Fixed charges	$28,933	$53,079	$164,422	$303,126	$232,852
Preferred stock dividends	20,273	20,362	20,446	24,260	22,556

Combined fixed charges and preferred stock dividends	$49,206	$73,441	$184,868	$327,386	$255,408

Fixed charges	$28,933	$53,079	$164,422	$303,126	$232,852
Net income (loss)	60,659	96,123	106,276	(51,486)	57,909

	$89,592	$149,202	$270,698	$251,640	$290,761

Ratio of earnings to combined fixed charges and preferred stock dividends	1.82:1	2.03:1	1.46:1	0.77:1	1.14:1